PROXY MEMO

Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of the Registrant: Chevron Corporation
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

As You Sow calls on Chevron Corporation shareholders to vote FOR Item #7 at the Chevron Corporation Annual Meeting on May 30, 2018.

For questions, please contact Danielle Fugere, President, As You Sow, dfugere@asyousow.org

Shareholder Proposal No. 7 on Chevron Corporation 2018 Proxy Statement:
Report on Methane Emissions
Chevron Corporation Symbol:  CVX
Filed by: As You Sow, Dominican Sisters of Hope, Congregation of St. Joseph, Adrian Dominican Sisters, and Dignity Health

Chevron Corporation Shareholder Proposal

RESOLVED: Shareholders request that Chevron provide a report (at reasonable cost, omitting proprietary information) using quantitative indicators, on the company’s actions beyond regulatory requirements to minimize methane emissions, particularly leakage, from the company’s hydraulic fracturing operations. Proponents request the report include:
•	identifying how frequently leak detection methodologies, beyond visual inspections, are used at facilities such as well pads, compressors, etc., including equipment inspected
•	repair times for identified leaks
•	status of reducing high bleed pneumatic devices
•	methane emission rates from drilling, completion, and production operations
•	methane emissions reduction targets

Rationale for a “YES” vote

In 2016, a study ranked Chevron as 17th out of the 100 highest methane emitters from onshore production. Although Chevron provides broad and generalized statements about its methane reduction activities, it fails to disclose the information necessary to allow investors to assess its leak detection and repair practices based on objective, quantitative information. In a 2017 special methane edition of “Disclosing the Facts” Chevron scored only two out of thirteen points on its methane leak detection and emission reduction management-related disclosures for its U.S. operations. Chevron’s reporting substantially lags that of its peers.

Background
Methane emissions contribute significantly to climate change, with an impact of roughly 86 times that of carbon dioxide over a 20 year period. Emissions of this potent gas from the oil and gas sector – via venting, flaring, and leaking – has the potential to erase the climate benefits of burning oil or gas instead of coal.

The oil and gas industry is the largest U.S. source of methane emissions. The 2017 International Energy Agency’s World Energy Outlook finds that methane emissions from the oil and gas value chain are among the cheapest to abate of all anthropogenic emissions.1

As the climate impact of methane leaks has become clearer, methane emissions have drawn increasing scrutiny from the public and from local and global policy makers, increasing regulatory and reputational risk for oil and gas companies that fail to demonstrate action. Retaining a social license to operate remains a key component of successful oil and gas operations. As public and shareholder demand for transparency around methane emissions rise, investment value may be undermined by practices that lag public and regulatory expectations.

Transparency and disclosure will inform risk mitigation measures
The Company’s Climate Change Resilience report states that it has adopted methane leak detection and reduction initiatives, but the Company provides no specific or quantitative information about these initiatives or details about their results. The Company similarly provides little to no data on its website and 10-K regarding the practices, targets, and impact of its methane leak reduction program, relying instead on generalized assurances of good practices. While Chevron discloses the amount of methane emissions released by category -- combustion, flaring, process emissions, vented emissions and fugitive emissions,2 it provides little information on the company’s leak reduction program including where and how it monitors and what specific actions and programs it is implementing to reduce methane emissions. This prevents investors from understanding and assessing the efficacy of such mitigation practices.
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1 https://www.iea.org/weo2017/
2 https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=chevron

To measure the effectiveness of Company practices that are intended to mitigate regulatory and reputational risks, investors need rigorous disclosure of steps taken and progress attained on key indicators of success, as measured against established benchmarks. While Chevron does discuss, in non-quantitative terms, generalized statements that it is reducing methane emissions from its operations with a focus on flaring, the company does not disclose the information requested in this resolution and generally accepted as minimal information by shareholders, including identifying how frequently leak detection methodologies, beyond visual inspections, are used at facilities such as well pads, compressors; repair times for identified leaks; status of reducing high-bleed pneumatic devices; methane emission rates from drilling, completion, and production operations; or adoption of methane emissions reduction targets. Since the Company states it is already undertaking leak and repair initiatives, providing additional information about such programs and where they are implemented is not an undue burden. Chevron’s current, limited reporting does not allow investors to assess company performance, data completeness or integrity, or progress in controlling methane leakage.

Industry peers are committed to cut methane emissions from their supply chains
Highlighting the importance of this issue, a number of recent announcements of voluntary emissions reductions, reporting measures, and reduction targets has been made by a range of oil & gas companies and their industry representatives.

In November 2017, eight of the biggest oil & gas producers adopted “guiding principles”, with the goal of reducing methane emissions. Among the signatories were industry peers ExxonMobil, Royal Duch Shell, Total, and BP. Companies committing to these principles agreed to, among other things, provide methane emissions data as well as methodologies used to derive these data and progress and challenges in reporting methane emissions. Signatory companies further agreed to contribute to the standardization of comparable external methane reporting guidelines, advocate for policy and regulations on methane emissions, and continually reduce emissions.3 Such commitments from competitors in the industry highlight the importance of the topic and illustrate the trend toward growing transparency on this important issue. If Chevron does not improve its reporting practices, it will risk increasingly lagging behind its direct competitiors.

The American Petroleum Institute announced the formation of an environmental partnership of 26 companies, including Chevron, to voluntarily cut methane leaks from wells and other U.S. onshore production sources. This system will include a broad compilation of members’ actions and data, but will provide no individual company data.

Quantified disclosure will encourage efficient resource management
Lost methane from venting, flaring, or leakage represents lost potential revenue, making identification and reduction of lost methane an exercise in sound management and resource efficiency. Careful quantification of lost methane will help the company spot inefficiencies, build a baseline for future methane emission reductions, and stress-test financial and environmental impact projections.

Given the high climate potency of methane, identifying and repairing sources of lost methane is a powerful low-cost, high-impact approach to aggressive emissions reduction, especially when compared to costly emissions reductions initiatives like carbon capture and storage or algae-based biofuels.
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3 http://ccacoalition.org/en/resources/reducing-methane-emissions-across-natural-gas-value-chain-guiding-principles

The proposal will help the company mitigate regulatory risk and demonstrate environmental leadership
Efficient management of methane across the value chain is not just a responsible, sound business practice, but an opportunity to demonstrate leadership on social and environmental issues. In its publicly available 2018 Climate Change Resilience report, Chevron states that “We design, construct and operate our facilities with an eye toward reducing emissions from our operations.”4 The company also mentions that it is in its own interest to minimize fugitive methane. This public acknowledgement of the need for responsible environmental management and emissions reduction is commendable, but insufficient data is disclosed by the Company to measure and mitigate operational, reputational, and regulatory risks from its methane emissions.

The practice of adopting measures only when required to do so by law, which often appears to be the case with Chevron, leaves ample opportunity to overlook significant leaks in operations located in currently unregulated or lightly regulated states. This potential creates significant public concern and increases the potential for loss of social license to operate. Companies that implement best management practices across the board are the companies that are most likely to avoid spills, methane releases, air pollution, litigation, regulatory problems, or a failure in public confidence.

Without clarity on processes and mitigation measures, shareholders are in the uncomfortable position of being unable to verify that Chevron is properly minimizing public concern and pressures as well as regulatory risks of noncompliance, or achieving the benefits of adopting measures beyond simple compliance as is being done by many of the Company’s peers. By disclosing requested information about its leak detection methodologies, repair times, and emissions reduction targets, such concerns would be addressed. Clear reporting on methods, frequency, and scope of the Chevron’s leak detection, monitoring, and repair program will build a strong base of information that the Company can draw from to demonstrate and defend its practices.

The proposal will help the company mitigate reputational risk
Reputational risk associated with natural gas is particularly salient given that many operators are increasingly staking their future in a carbon-constrained world on natural gas as a cleaner source of energy. As noted by the International Energy Agency (IEA), “the potential for natural gas to play a credible role in the transition to a decarbonized energy system fundamentally depends on minimizing these emissions.”5
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4 https://www.chevron.com/-/media/shared-media/documents/climate-change-resilience.pdf
5 http://blogs.edf.org/energyexchange/2017/03/28/can-technology-save-the-climate-these-companies-are-betting-1-billion-it-can/

Methane reduction is a major environmental management issue for Chevron and one that it has voluntarily recognized as appropriate for public reporting. Chevron has signaled commitment to reduce emissions but has not provided verifiable quantitative targets or strategies, making it hard to hold the Company accountable to its public assertions. Inconsistency between public commitments and internal company practices, or misrepresentation of impact, can result in serious reputational damage that directly impacts company valuation and risks the company’s social license to operate. By increasing its disclosure on this issue, Chevron has the opportunity to build brand recognition and public respect.

Asset owners are increasingly demanding low carbon investments
As importantly, asset owners are increasingly demanding low-carbon investment products and are consequently incorporating disclosed emissions reduction data and actions into their investment decisions. A lack of comprehensive, verifiable data that demonstrates tangible improvements in methane emissions management and reductions against benchmarks will increasingly represent lost investment opportunities for Chevron. This trend toward low carbon investments ranges from BlackRock to Moody’s and the full range of market players in between.

Response to the 2018 Board of Director’s Statement of Opposition

While Chevron claims to be making progress on its methane management, the Company’s disclosures to date to not reflect this. Aside from sporadic, anecdotal examples of studies and projects related to methane, Chevron has yet to provide a clear, comprehensive report sufficient to assure investors that the Company is adequately managing material risks associated with methane emissions. Furthermore, while we encourage our Company’s participation in voluntary methane reduction forums, the Environmental Partnership of the American Petroleum Institute (API) mentioned by Chevron has been described as “fall[ing] well short of [other] industry led efforts and doesn’t reflect best practice in reductions or disclosure.”6 This is in stark contrast to the aforementioned Guiding Principles on Reducing Methane Emissions across the Natural Gas Value Chain, onto which Chevron has not signed.

Chevron states that it has enhanced its facilities inspection and repair programs and modified operational practices to include instruments such as optical gas imagers and handheld gas detectors to regularly survey sites for leaks and use of low-emission, no-emission, or non-continuous neumatic devices in lieu of high-emission continuous bleed pneumatic controls. While this is a start, what Chevron fails to say is key to investors’ understanding of its methane management. Chevron does not disclose how often or where it uses imaging and detection equipment. Use of these devices once a year on a single operational component, for instance, is far different than those companies that use such techniques quarterly and on all sites with the potential for significant leakage. Similarly, many companies have ended high-bleed pneumatics on 100% or most of their operations. Shareholders have no idea how limited or extensive Chevron’s use of low- or no-emission pneumatics is.
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6 https://www.edf.org/media/apis-voluntary-program-does-not-keep-pace-industry-leaders-sensible-regulations

Chevron also notes that it continues to learn about, test and implement new technologies, equipment and operational practices. While such action is important, what is key to shareholders is how Chevron is actually managing its methane emissions now, whether those actions are successfully reducing methane emissions, and whether Chevron’s actions and reporting is in line with its peers. To date, Chevron’s reporting on methane emissions is far below its peers.

Conclusion
Chevron currently fails to provide the transparent reporting necessary for shareholders and the public to assess its progress towards mitigating methane risk and achieving industry-best methane reduction practices. Instead, Chevron discloses superficial, generalized, or industry-related information, which is not the specific reporting requested by the proposal and by investors. We urge shareholders to vote in support of this proposal.

The Proponents urge shareholders to vote for Item number 7 following the instruction provided on management’s proxy mailing.

Please contact Danielle Fugere (510) 735-8141 (dfugere@asyousow.org) for additional information.

This document is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; As You Sow is not able to vote your proxies, nor does this communication contemplate such an event.